June 27, 2014

VIA EDGAR (Correspondence Filing)

Larry Greene

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

The Multi-Strategy Growth & Income Fund (the "Fund")

File Numbers: 333-174909, 811-22572

Dear Mr. Greene:

On May 2, 2014, The Multi-Strategy Growth & Income Fund (the "Fund" or "Registrant") filed Post-Effective Amendment No.1  to its Registration Statement under the Securities Act of 1933 on Form N-2.  Please find below the Registrant's responses to oral comments that you provided on June 12, 2014 and June 24, 2014 to Andrew Davalla.

Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Comment 1

Please confirm that the font size will conform with the legibility requirements of Regulation C.

Response

The font size of the text in the Prospectus will conform with the legibility requirements of Regulation C.

Comment 2

Please list the salient risks for the Fund on the front cover of the Prospectus.

Response

The salient risks appear on the  front cover of the Prospectus.

Comment 3

Please update the legend on the cover to conform with the requirements of the National Securities Markets Improvement Act.

Response

The legend has been revised to read as follows:

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed on the accuracy and adequacy of this Prospectus  Any representation to the contrary is a criminal offense.

Comment 4

Please revise the table of contents so that it does not appear in all capital letters.

Response

The requested change has been made.

Comment 5

Please list all types of alternative investment funds in which the Fund may invest, including business development companies if applicable.

Response

The types of alternative investment funds in which the Fund may invest appears on page 1 of the Prospectus.

Comment 6

Please disclose the percentage of the Fund’s net assets that will be invested in unlisted and illiquid real estate investment trusts (REITs).

Response

The following disclosure has been added to the Prospectus:

REITS may or may not be publicly-traded and the Fund may invest, without limitation, in REITs which are not publicly-traded.

Comment 7

Please confirm whether or not the business development companies in which the Fund will invest are publically traded.  If not, please provide the appropriate risk disclosure.

Response

The following disclosure has been added to the Prospectus:

BDC Risk.  BDCs may carry risks similar to those of a private equity or venture capital fund. BDC company securities are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities.  BDCs usually trade at a discount to their net asset value because they invest in unlisted securities and have limited access to capital markets.  The BDCs held by the Fund may leverage their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a BDC, this leverage also subjects a BDC to increased risks, including the likelihood of increased volatility and the possibility that a BDC's common share income will fall if the dividend rate of the preferred shares or the interest rate on any borrowings rises.

Comment 8

Please disclose the percentage of the Fund’s net assets that will be invested in high yield or junk bonds.

Response

The following disclosure has been added to the Prospectus:

The Fund will not invest more than 25% of its net assets in junk bonds.

Comment 9

Please remove the references to diversification as the Fund is a non-diversified fund.  Please use another description instead of diversification.

Response

Such references have been removed.

Comment 10

Please use plain english to describe what is meant by blind pool investments.

Response

The disclosure regarding “blind pool investments” has been revised as follows:

Non-listed securities are generally “blind pool” investments (investment vehicles which do not tell investors how their funds will be utilized) and initially require significant reliance on qualitative factors while over time quantitative factors are utilized to monitor the investment strategy performance.

Comment 11

Please state the exemptive relief order obtained by the Fund with respect to its multi- class structure.

Response

The following disclosure has been added to the Prospectus:

The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges.

Comment 12

Please provide the appropriate risks associated with investing in hedge funds as well as a reference to the 15% limit of the Fund’s net assets being invested in hedge funds.

Response

The appropriate risks and a reference to the 15% limit of the Fund’s net assets being invested in hedge funds are on pages 17 and 18 of the Prospectus.

Comment 13

Please include the risks associated with business development companies in non-traded business development companies.

Response

Please see the response to Comment 7.

Comment 14

Please explain the illiquidity of the hedge funds in which the Fund will invest and the potential effect on shareholders of that illiquidity.  Please explain the risks of investing in hedge funds that will have no limits on the leverage used by such hedge funds.

Response

The risks of illiquidity and leverage with respect to the Fund’s investment in hedge fund has been disclosed  on pages 18 and 19 of the Prospectus.

Comment 15

Please summarize the risks associated with the lack of pricing and valuation information with the Fund’s holdings.

Response

The following disclosure has been added:

Valuation Risk. Because many of the securities held by the Fund do not trade on an exchange they must be valued by the Fund using fair value procedures.  Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Comment 16

Please describe the risks associated with the performance fees that may be charged by hedge funds in which the Fund may invest.

Response

The risks associated with performance fees that may be charged by the hedge funds in which the Fund may invest have been disclosed on page 18 of the Prospectus.

Comment 17

Please disclose the risks of investing in private real estate investment trusts.

Response

The following disclosure has been added:

REITS that are not publicly-traded may be illiquid and may not provide periodic pricing or valuation information to investors. To the extent that the Fund invests in non-publicly-traded REITs, the Fund will be subject to these additional risks.

Comment 18

With respect to structured notes, please disclose that the Fund will now have no claim on the underlying reference asset in the event that the issuer defaults because the structured note is a synthetic instrument.

Response

The following disclosure has been added:

In the event that the issuer of the structured note defaults, it is possible that the Fund could lose its entire investment.

Comment 19

Please confirm whether or not there have been any recoupments by the adviser with respect to the expense limitation agreement.

Response

The adviser has recouped certain fees and/or expenses waived or reimbursed pursuant to its expense limitation agreement with the Fund.

Comment 20

Please confirm that footnote 2 of the Expense Table refers to the expense limitation agreement currently in effect.

Response

The Registrant confirms that the expense limitation referenced in footnote 2 of the Expense Table is with respect to the expense limitation agreement currently in effect.

Comment 21

Please confirm that the expense example will reflect the one year expense limitation only.

Response

The Registrant confirms that the expense example will only reflect the one year expense limitation.

Comment 22

Please confirm if the proceeds received from the offering are not to be put to use by the adviser within three months.  Please explain the reasons for this delay as well as the effect of this delay on shareholders.

Response

The following disclosure appears on the cover of the Prospectus:

Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account.

Comment 23

Please confirm whether the Fund will use effective leverage or issued preferred shares.

Response

The Fund will not use effective leverage or issue preferred shares.

Comment 24

Please explain the significance of receiving return of capital from distributions from the master-limited partnerships in which the Fund may invest and the risks associated with distributing such return of capital to the Fund’s shareholders.

Response

The Prospectus discloses the significance of receiving return of capital from distributions from master-limited partnerships and the risks to shareholders on page 21.

Comment 25

Please delete the reference to diversification in describing the Fund’s investment in structured notes as the Fund is not a diversified fund.  Please confirm what is being referred to by diversification goals.

Response

The disclosure has been revised as follows:

The Adviser also may use structured notes to meet specific investment or risk management goals that cannot be met from the standardized financial instruments available in the markets.

Comment 26

Please break out the applicable risks by types of private investment funds including hedge funds and business development companies.

Response

The risks associated with BDCs and hedge funds have been disclosed in separate paragraphs.

Comment 27

Please confirm supplementarily that the Fund or adviser will not create special purpose vehicles in which the Fund may invest.

Response

Neither the Fund nor its adviser will create special purpose vehicles for investment by the Fund.

Comment 28

Please confirm whether or not the Fund with respect to its plan of distribution will follow a 12b-1 Plan by analogy.  Please confirm whether or not the Fund has a 12b-1 Plan in place.  Please confirm that the Fund will follow the FINRA rules regarding distribution and sales charges.

Response

As a condition of its exemptive order which granted the Fund the ability to issue shares in multiple classes, the Fund is required to follow Rule 12b-1 with respect to the distribution and shareholder service fees it may charge.

Comment 29

Please add disclosure with respect to the Fund’s limits on providing indemnification as outlined in Investment Company Release 11330.

Response

Such disclosure regarding indemnification appears in Part C of the Fund’s Registration Statement.

Comment 30

Please confirm that the current post-effective amendment numbers for registration under the Securities Act of 1933 and the Investment Company Act of 1940 are accurate.

Response

The current post-effective numbers under the Securities Act of 1933 and the Investment Company Act of 1940 are accurate. The Fund, as a closed-end interval fund, was issued a new file number with respect to the Securities Act of 1933 when it filed an N-2 on May 31, 2013 to register additional shares.

Statement of Additional Information

Comment 31

Please revise the Fund’s fundamental investment policy with respect to senior securities to clarify that the Fund will limit the issuance of senior securities to no more than 33⅓% of the value of the Fund’s total assets.

Response

The Statement of Additional Information discloses that the Fund will limit the issuance of senior securities to no more than 33⅓% of the value of the Fund’s total assets.

Comment 32

Please revise the Fund’s fundamental policy with respect to concentration to read that the Fund will invest not more than 25% of the market value of its net assets in the securities of companies or entities engaged in any one industry.

Response

The requested revision has been made.

Comment 33

Please clarify that the reference to duration on page 9 of the Statement of Additional Information refers to volatility and not a time period.

Response

The reference to duration on page 9 of the Statement of Additional Information has been deleted.

Comment 34

Please revise the original issuer discount and pay in-kind disclosures to reflect the risks in the bullet points provided.

Response

The following disclosure has been added to the Statement of Additional Information:

The higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans. Even if the accounting conditions for income accrual are met, the issuer of OID instruments could still default when the Fund’s collection is supposed to occur at the maturity of the obligation. OID instruments may have unreliable valuations because their continuing accruals require ongoing judgments about the collectability of the deferred payments and the value of any associated collateral. OID instruments create the risk that advisory fees may be paid to the Adviser based on non-cash accruals that ultimately may not be realized. In such instances, the Adviser may not be obligated to reimburse the Fund for such fees.

Pay-in-kind securities may cause the generation of investment income and increase the advisory fees payable at a compounding rate. In addition, the deferral of pay-in-kind interest also reduces the loan-to-value ratio at a compounding rate.

Comment 35

Please disclose the risks applicable to hedge funds with respect to valuation, liquidity, fees and expenses, and taxes.

Response

The following disclosure has been added to the Fund’s Statement of Additional Information:

Hedge funds are unregistered private funds. As such, hedge fund investors, including the Fund, do not enjoy the same shareholder protections as those afforded by the Investment Company Act of 1940, as amended. A hedge fund adviser may not fully describe the strategies that the hedge fund may employ or the risks that it may be subject to in the hedge fund’s offering documents. A hedge fund adviser may change its investment strategy without giving notice to the hedge fund’s investors.

The Fund’s investment in a hedge fund may only be valued on a periodic basis. Such periodic valuations may be estimated or subject to future revision. The investments held by the hedge fund may be illiquid and thus subject to valuation by the hedge fund’s adviser which may have a conflict of interest in determining such valuation due to the asset and performance-based fees that the adviser may receive in connection with managing the hedge fund. It is possible that certain valuation information needed for the Fund’s reports to shareholders with respect to its investment in hedge funds may not be provided to the Fund in a timely manner, which could cause delays in the Fund’s reports to shareholders.

Fund investors may invest directly in hedge funds, subject to eligibility conditions. By investing in the Fund, Fund investors incur additional indirect expenses due to the expenses the Fund bears as a result of its investment in a hedge fund.

A hedge fund only has periodic liquidity and may have the ability to distribute its portfolio securities in-kind to meet redemptions.

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The Fund has authorized us to convey to you that the Fund acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP